Filed pursuant to Rule 253(g)(2)
File No. 024-12488

SUPPLEMENT NO. 6 DATED NOVEMBER 5, 2024
TO THE OFFERING CIRCULAR DATED SEPTEMBER 6, 2024

_______________________________________

STARFIGHTERS SPACE, INC.
Reusable Launch Hangar, Hangar Rd.
Cape Canaveral, FL, 32920
312-261-0900

This document supplements, and should be read in conjunction with, the offering circular of Starfighters Space, Inc. ("we," "our," "us," or the "Company"), dated September 6, 2024 (the "Offering Circular"), Supplement No. 1 to Offering Circular filed with the Securities and Exchange Commission (the "SEC") on September 20, 2024, Supplement No. 2 to Offering Circular filed with the SEC on September 25, 2024, Supplement No. 3 to Offering Circular filed with the SEC on October 8, 2024, Supplement No. 4 to Offering Circular filed with the SEC on October 28, 2024 and Supplement No. 5 to Offering Circular filed with the SEC on October 30, 2024. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

This supplement is being filed to include the attached Current Report on Form 1-U filed by the Company with the SEC on November 4, 2024, to update the disclosure under the “Use of Proceeds” section in the Offering Circular in light of the aircraft acquisition agreement, effective October 31, 2024, between the Company’s wholly owned subsidiary, Starfighters International, Inc., and Aerovision LLC, a Florida limited liability company, described in the Current Report, and to add a risk factor to the “Risk Factors” section under the “Risks Related to our Business and Industry” subsection as set forth below.

The following information supersedes and replaces in its entirety the disclosure under the heading "Use of Proceeds" commencing on page 33 of the Offering Circular:

USE OF PROCEEDS

Assuming a maximum raise of $35,000,000, the net proceeds of this Offering would be approximately $32,660,000 after subtracting estimated fees of $1,990,000 to cover legal, accounting, EDGARization, investor fees, Broker commissions, payment processing fees and other expenses of the Offering in addition to any commissions owed. If Company successfully raises the maximum amount under this raise the Company intends to use the proceeds for research and development, asset improvement and pilot training, sales and marketing efforts, capital expenditures, inventory purchases, investor relations, the repayment of outstanding loans and general corporate purposes.

Assuming a raise of $26,250,000, representing 75% of the maximum offering amount, the net proceeds would be approximately $24,335,000 after subtracting estimated fees of $1,915,000 to cover legal, accounting, EDGARization, investor fees, Broker commissions, payment processing fees and other expenses of the Offering in addition to any commissions owed.  If Company successfully raises the maximum amount under this raise the Company intends to use the proceeds for research and development, asset improvement and pilot training, sales and marketing efforts, capital expenditures, inventory purchases, investor relations, the repayment of outstanding loans and general corporate purposes.

Assuming a raise of $17,500,000, representing 50% of the maximum offering amount, the net proceeds would be approximately $16,010,000 after subtracting estimated fees of $1,490,000 to cover legal, accounting, EDGARization, investor fees, Broker commissions, payment processing fees and other expenses of the Offering in addition to any commissions owed. If Company successfully raises the maximum amount under this raise the Company intends to use the proceeds for research and development, sales and marketing efforts, capital expenditures, inventory purchases, investor relations, the repayment of outstanding loans and general corporate purposes.

Assuming a raise of $8,750,000, representing 25% of the maximum offering amount, the net proceeds would be approximately $7,685,000 after subtracting estimated fees of $1,065,000 to cover legal, accounting, EDGARization, investor fees, Broker commissions, payment processing fees and other expenses of the Offering in addition to any commissions owed. If Company successfully raises the maximum amount under this raise the Company intends to use the proceeds for research and development, asset improvement and pilot training, sales and marketing efforts, investor relations and general corporate purposes.

Please see the table below for a summary the Company's estimated intended use of proceeds from this Offering:

	$35 Million Raise (100%)	$26.25 Million Raise (75%)	$17.5 Million Raise (50%)	$8.75 Million Raise (25%)
Offering Proceeds
Gross Proceeds	$35,000,000	$26,250,000	$17,500,000	$8,750,000
Offering Expenses(1)	$1,140,000	$1,277,500	$1,065,000	$852,500
Investor Fee(2)	$500,000	$375,000	$250,000	$125,000
Broker Commissions(3)	$350,000	$262,500	$175,000	$87,500

Total Proceeds Available for Use	$32,660,000	$24,335,000	$16,010,000	$7,685,000

Estimated Expenses
Research & Development	$1,500,000	$1,500,000	$1,250,000	$750,000
Asset Improvement & Training	$2,000,000	$1,000,000	$0	$250,000
Sales & Marketing	$1,000,000	$1,000,000	$400,000	$250,000
Capital Expenditures	$11,315,000	$10,915,000	$9,550,000	$5,000,000
Inventory(4)	$1,750,000	$1,000,000	$800,000	$0
Investor Relations	$4,000,000	$4,000,000	$2,000,000	$750,000
Loan Repayment	$770,000	$770,000	$770,000	$0
General & Administrative	$1,251,000	$1,251,000	$251,000	$86,000
Executive Compensation	414,000	414,000	414,000	414,000
Total Expenditures	$24,000,000	$21,850,000	$15,435,000	$7,500,000

Working Capital Reserves(5)	$8,660,000	$2,485,000	$575,000	$185,000

_______________________

Notes:

(1) Includes estimated fees for legal, accounting, EDGARization, payment processing fees and other expenses of the Offering in addition to any commissions owed.

(2) Assumes 10,000 investors at 100% of raise, 7,500 investors at 75% of raise, 5,000 investors at 50% of raise and 2,500 investors at 25% of raise.

(3) The Broker will receive commissions paid by the Company of 1.0% of the Offering proceeds.

(4) Consists primarily of StarLaunch I rockets and related equipment to be acquired in connection with completing the FAA licensing process and to provide satellite launch services following the acquisition of an FAA launch license.

(5) Working capital reserves represent the excess funds above the Company's immediate capital needs. Management may deploy working capital reserves as it determines is in the best interests of the Company, including but not limited to, the purchase of additional inventory, capital expenditures and expansion plans, sales and marketing, and hiring additional team members.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

The amounts set forth above are our current estimates for such development, and we cannot be certain that actual costs will not vary from these estimates. Our management has significant flexibility and broad discretion in applying the net proceeds received in this Offering. We cannot assure you that our assumptions, expected costs and expenses and estimates will prove to be accurate or that unforeseen events, problems or delays will not occur that would require us to seek additional debt and/or equity funding, which may not be available on favorable terms, or at all. See "Risk Factors" starting on page 10.

The Company intends to use a portion of the proceeds raised in this Offering to repay a portion of its outstanding debt. The Company currently has debt outstanding, as follows:

  Debentures in the principal amount of $7,089,400. See "Capitalization;"
  $865,000 owed to RLB Aviation, Inc. ("RLB") pursuant to the terms and conditions of a promissory note, the principal of which is non-interest bearing and there is no set date for repayment;
  $235,050 owed to Rick Svetkoff pursuant to the terms and conditions of a promissory note, the principal of which is non-interest bearing and there is no set date for repayment;
  $475,150 owed to Rick Svetkoff pursuant to the terms and conditions of a promissory note, the principal of which is non-interest bearing and there is no set date for repayment; and
  a loan in the principal amount of $1,436,000.63 owed to Space Florida pursuant to the terms and conditions of a loan agreement between Starfighters, Inc. ("SFI") and Space Florida dated February 16, 2012 (the "Space Florida Loan Agreement"). The Space Florida Loan Agreement provides for a non-revolving seven (7) year interest-only term loan, amortizing over ten (10) years which bears interest at the rate of one percent (1%) of the total loan amount and maturing September 16, 2022. The Space Florida Loan Agreement requires that SFI pay Space Florida a late charge of ten percent (10%) of any required payment which is not received by Space Florida within five (5) days of when such payment is due. The obligations of SFI pursuant to the Space Florida Loan Agreement are secured against certain collateral owned by SFI pursuant to the terms and conditions of a security agreement dated February 16, 2012, between SFI and Space Florida. On or about September 16, 2022 (the "Rate Adjustment Date"), SFI and Space Florida agreed to amend the loan to (i) increase the interest rate to three percent (3%) per annum and eight percent (8%) per annum in the event of default (the "Adjusted Rate") and began accruing the interest on the loan in accordance with the Adjusted Rate beginning on the Rate Adjustment Date, (ii) extend the maturity date to November 1, 2033 (the "Extension"), and (iii) for SFI to make monthly installments of principal and interest of $13,866 beginning on December 1, 2023 (the "Installments"), but the parties did not memorialize the Adjusted Rate, Extension or Installments in writing. This loan is currently in default and SFI and Space Florida are negotiating the potential conversion of such loan into shares of common stock of the Company. While these negotiations are ongoing, Space Florida has agreed to waive any default on the loan. On October 29, 2024, the Company, SFI and Space Florida entered into an Amendment to Loan and Security Agreements effective November 1, 2024 as more specifically detailed in Supplement No. 5 to Offering Circular filed with the SEC on October 30, 2024, which memorializes the parties' agreement on or about September 16, 2022, and memorializes the parties' agreement that, in full and final settlement of the aggregate principal amount of the loan outstanding plus all accrued and unpaid interest outstanding will convert into shares of common stock of the Company on the date the Company completes a public listing on any national stock exchange registered under Section 6 of the Exchange Act, which includes The Nasdaq Stock Market, LLC.

As described in the Company's Current Report on Form 1-U filed by the Company with the SEC on November 4, 2024, the Company's wholly owned subsidiary, Starfighters International, Inc. ("SII"), has entered into an aircraft  acquisition agreement (the "Aircraft Agreement") on October 31, 2024, with Aerovision LLC, a Florida limited liability company ("Aerovision"), pursuant to which SII has agreed to purchase from Aerovision various used aircraft and associated spare equipment in phases.

The subject aircraft for acquisition pursuant to the Aircraft Agreement are: (i) twelve F-4 Phantom II aircraft, (ii) one MD-83 with U.S. Federal Aviation Administration ("FAA") Registration N572AA, and (iii) one DC-9 with FAA Registration N932NA.  The subject aircraft are used-serviceable surplus aircraft offered on an "as-is-where-is" basis, with no warranty express or implied.

The Aircraft Agreement requires certain payments to be made by SII, which has required adjustments to be made to the Company's estimated intended use of proceeds from this Offering, including the summary table above.  Specifically, the Aircraft Agreement calls for the following:

  An initial deposit advance in the amount of $5,000,000.00 to be made no later than ten business days from the signing of the Aircraft Agreement via wire transfer from funds received from the Company’s Regulation A Tier 2 Offering.  The payment of the deposit is considered to constitute “Phase 1” under the Aircraft Agreement.  The Company and SII plan to make this payment within the required ten business days.
  Phase 2 will involve the payment of an additional $5,000,000.00 for the acquisition of eight of the twelve F-4 Phantom II aircraft.  Such payment is due no later than December 15, 2024.
  Phase 3 will involve the payment of an additional $5,000,000.00 for the acquisition of the final four F-4 Phantom II aircraft.  Such payment is due no later than March 15, 2025.
  Phase 4 shall involve the payment of and additional $5,000,000.00 for the acquisition of the MD-83 aircraft with FAA Registration N572AA, and the DC-9 aircraft with FAA Registration N932NA.  The parties are to use their reasonable best efforts to complete Phase 4 by April 15, 2025.

The twelve F-4 Phantom II aircraft have recently been decommissioned by the Republic of Korea Air Force, and will have to be registered with the FAA after they are imported into the United States from South Korea. The Company intends to have the F-4 Phantom II aircraft delivered by ship, at an estimated aggregate cost of $1,500,000, and the estimated aggregate cost of registering these aircraft with the FAA is $150,000. Timing of delivery of the F-4 Phantom II aircraft remains uncertain, as does the timing of their registration with the FAA.

The Company also intends to use a portion of the proceeds raised in this Offering to fund the compensation payable to its executive officers as described under "Compensation of Directors and Executive Officers".

The expected use of the net proceeds from this Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this Offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering.

Although our business does not presently generate sufficient cash to finance our operations, we believe that if we raise the Maximum Amount in this Offering, that we will have sufficient capital to finance our operations for at least the next 12 months. However, if we do not sell the Maximum Amount or if our operating and development costs are higher than expected, we will need to obtain additional financing prior to that time, or otherwise scale down operations as contemplated in the chart above related to use of proceeds dependent on the percentage of offering sold, or scale down otherwise. Further, we expect that during or after such 12-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities.

We may use a portion of the net proceeds for the investment in strategic partnerships and possibly the acquisition of complementary businesses, products or technologies, although, other than the Aircraft Agreement, we have no present commitments or agreements for any specific acquisitions or investments.

The following risk factor is added to the “Risk Factors” section under the “Risks Related to our Business and Industry” subsection on page 11 of the Offering Circular as follows:

We may lose our initial deposit advance under the Aircraft Acquisition Agreement with Aerovision LLC if we are unable to make the second required payment by December 15, 2024.

Pursuant to the Aircraft Acquisition Agreement entered into between SII and Aerovision LLC, effective October 31, 2024, we are required to make an initial deposit advance of $5 million by November 14, 2024, which constitutes Phase 1 under such agreement. If we are unable to raise sufficient additional capital in time to satisfy the Phase 2 payment of an additional $5 million for the acquisition of eight of the twelve F-4 Phantom II aircraft, we may lose our initial deposit advance of $5 million, which would have a material adverse effect on our business plans, financial condition and results of operations.

Investing in our Common Stock involves a high degree of risk. These are speculative securities. You should purchase these securities only if you can afford a complete loss of your investment. See "Risk Factors" in the Offering Circular starting on page 10 for a discussion of certain risks that you should consider in connection with an investment in our securities.

THE SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE SEC; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

The date of this Supplement No. 6 to the Offering Circular is November 5, 2024.

CURRENT REPORT ON FORM 1-U

(See attached)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): November 4, 2024 (October 31, 2024)

STARFIGHTERS SPACE, INC.
(Exact name of issuer as specified in its charter)

Delaware	92-1012803
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

Reusable Launch Vehicle Hangar, Hangar Rd. Cape Canaveral, FL, 32920
(Full mailing address of principal executive offices)

321-261-0900
(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Shares of Common Stock

Item 9.   Other Events

Aircraft Acquisition Agreement

The Company's wholly owned subsidiary, Starfighters International, Inc. ("Starfighters International"), has entered into an aircraft acquisition agreement (the "Aircraft Agreement") on October 31, 2024, with Aerovision LLC, a Florida limited liability company ("Aerovision"), pursuant to which Starfighters International has agreed to purchase from Aerovision various used aircraft and associated spare equipment (the "Aircraft Transactions") in phases.  The Aircraft Agreement contemplates that each Aircraft Transaction will be completed pursuant to a definitive agreement (each, a "Definitive Agreement") to be settled between the parties, in each case with a corresponding bill of sale and associated closing documents. The Aircraft Agreement provides that it, and any Definitive Agreement entered into by the parties, may be amended and/or extended in writing by the parties on a case-by-case basis.

The subject aircraft for acquisition pursuant to the Aircraft Agreement are: (i) twelve F-4 Phantom II aircraft, (ii) one MD-83 with U.S. Federal Aviation Administration ("FAA") Registration N572AA, and (iii) one DC-9 with FAA Registration N932NA.  The subject aircraft are used-serviceable surplus aircraft offered on an "as-is-where-is" basis, with no warranty express or implied.  The twelve F-4 Phantom II aircraft have recently been decommissioned by the Republic of Korea Air Force, and will have to be registered with the FAA after they are imported into the United States from South Korea.

The Aircraft Agreement requires an initial deposit advance in the amount of $5,000,000.00 to be made no later than ten business days from the signing of the Aircraft Agreement via wire transfer from funds received from the Company's Regulation A Tier 2 Offering.  The payment of the deposit is considered to constitute "Phase 1" under the Aircraft Agreement.

Phase 2 will involve the payment of an additional $5,000,000.00 for the acquisition of eight of the twelve F-4 Phantom II aircraft.  Such payment is due no later than December 15, 2024.

Phase 3 will involve the payment of an additional $5,000,000.00 for the acquisition of the final four F-4 Phantom II aircraft.  Such payment is due no later than March 15, 2025.

Phase 4 shall involve the payment of an additional $5,000,000.00 for the acquisition of the MD-83 aircraft with FAA Registration N572AA, and the DC-9 aircraft with FAA Registration N932NA.  The parties are to use their reasonable best efforts to complete Phase 4 by April 15, 2025.

The foregoing description of the terms of the Aircraft Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to, the Aircraft Agreement, which is included as Exhibit 6.1 to this Current Report on Form 1-U and is incorporated herein by reference.

Exhibit Index

Exhibit	Description
6.1	Aircraft Acquisition Agreement, dated October 31, 2024, between Starfighters International, Inc. and Aerovision LLC (*)

Note:

* Portions of this exhibit have been omitted.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARFIGHTERS SPACE, INC.

DATE: November 4, 2024	By:	/s/ David Whitney
David Whitney
Chief Financial Officer

CERTAIN IDENTIFIED INFORMATION HAS BEEN EXECULED FROM THIS EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL

AIRCRAFT ACQUISITION AGREEMENT

THIS AGREEMENT shall be effective the date as herein executed below (the "Effective Date").

BETWEEN:

STARFIGHTERS INTERNATIONAL, INC., a corporation organized and domesticated in the United States of America and having a mailing address at Kennedy Space Center (KSC) Starfighters Facility (LLF), Merritt Island, Florida 32953

(the "Purchaser")

OF THE FIRST PART

AND

AEROVISION LLC, a limited liability company organized and domesticated in the United States of America and having a mailing address at 720 Mullet Rd., Suite N-251, Cape Canaveral, Florida 32920

(the "Seller" and collectively with the Purchaser, the "Parties" and each, a "Party")

OF THE SECOND PART

WHEREAS:

A. The Seller desires to offer for sell various aircraft and associated spares equipment to the Buyer, and; the Buyer desires to purchase various aircraft and associated spares equipment offered from the Seller (the "Aircraft Transactions"), which such aircraft and associated spares equipment shall be delineated as attached ANNEX(s) as set forth in this Agreement;

B. The attached ANNEX(s) shall be sequentially enumerated (PHASE) each specifying, terms and conditions of each transaction. Each specific Aircraft Transaction shall be in the form of a Definitive Agreement with a corresponding Bill of Sale and associated closing documents.

C. This Agreement, the ANNEX(s) and the respective aircraft contemplated Definitive Agreement(s) may be amended and or extended on a case-by-case basis as mutually agreed and executed by the parties herein.

NOW THEREFORE, the premises, representations, warranties and covenants of each party contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.0 CONSIDERATION

1.1         Definitive Agreement: The parties shall use their reasonable best efforts to complete a Definitive Agreement for each contemplated Aircraft Transaction (PHASE) delineated in enumerated ANNEX(s).

1.2         Initial Deposit Advance ("Initial Deposit Advance"): Upon execution of this Agreement, Purchaser shall cause to make an Initial Deposit Advance in the amount of Five Million Dollars ($5,000,000.00) via bank wire which must be received as quickly as available from the closing of funds from the RegA offering (no longer than 10 business days from the signing of this document) payable to Seller, in accordance with wire transfer instructions provided herein attached as EXHIBIT A. The initial Deposit Advance shall be "PHASE 1" of this Agreement and credited towards the contemplated Aircraft Transactions.

1.3         Aircraft subject to this Agreement: The subject aircraft contemplated for acquisition are:

A. (12) F-4 Phantom II aircraft that are located OCONUS (Outside Continental United States) subject to and contingent upon strict compliance and approval, as stated herein in Section 2.2, regarding ITAR and Third-Party Transfer (TPT) approval registration through the U.S. Department of State (PM/RSAT). The subject aircraft requiring BATF import approval into the CONUS (Continental United States). The subject aircraft would be deregistered from the military registry country of export, then application to register with the Federal Aviation Administration (FAA), accordingly upon the closing of the contemplated transaction.

B. (1) MD-83 with FAA Registration: N572AA, and; (1) DC-9 with FAA Registration: N932NA.

C. The subject aircraft are used-serviceable surplus aircraft offered as-is-where-is with no warrantee-guarantee expressed or implied.

1.4         Closing Balance: The respective Definitive Agreement(s) shall provide that:

A. The "PHASE 2" payment of five million dollars ($5,000,000.00) to account for eight (8) aircraft will be paid by December 15, 2024.

B. The "PHASE 3" payment of five million dollars ($5,000,000.00) to account for four (4) aircraft will be paid by March 15, 2025.

1.5         Additional Purchase: The respective Definitive Agreement(s) shall provide that;

A. Purchaser shall enter into a Fourth Definitive Agreement ("PHASE 4") for the sale of (2) aircraft that will be used for Zero-G operations; (1) MD-83 with FAA Registration: N572AA, and; (1) DC-9 with FAA Registration: N932NA. The collective purchase price in the amount of five million dollars ($5,000,000.00). The parties shall use their reasonable best efforts to complete the PHASE 4 - Fourth Definitive Agreement by April 15, 2025.

B. The Definitive Agreement(s) shall include the disbursement of closing balance, the final executed approved sale agreement, FAA Bill of Sale (form AC8050-2), and other customary closing documents upon full and final payment of the aforementioned Aircraft Transactions.

1.6         Exclusivity: While this Agreement remains in effect, the Seller will not solicit, negotiate, accept, encourage, consider or otherwise pursue any offer or inquiry from any person or entity, or engage in discussions or other communications or furnish any information regarding, any acquisition or disposition of any interest in the contemplated subject Aircraft.

1.7         Confidentiality and Non-Circumvention: There shall be a period of (24) months which is legally binding from the date of this Agreement specific to the disclosure of the information provided herein that shall be held in confidence. The information is strictly confidential and agree to not disclose to any other third party. The Parties involved in this transaction may learn from one another, or from principals, the names and all contact information of sources, representatives, and agencies, hereinafter called contacts. The Parties with this acknowledge, accept and agree that the identities of the contacts will be recognized by the other Party as exclusive and valuable contacts of the introducing Party and will remain so for duration as stated and will not circumvent the other Party. The Parties agree to keep strictly confidential the names of any contacts introduced or information revealed to the other Party, and that their firm, company, associates, corporations, joint ventures, partnerships, divisions, subsidiaries, employees, agents, heirs, assigns, designees, or consultants will not contact, at any point or time, deal with, negotiate or participate in any transactions with any of the contacts disclosed.

2.0 MISCELLANEOUS

2.1         Governance: This Agreement is governed by, and is to be construed and interpreted in accordance with, the laws of the State of Florida and each party irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the State of Florida in respect of all disputes arising hereunder.

2.2         Compliance with ITAR Regulations: The contemplated acquisition are subject to and contingent upon strict compliance and Registration approval with U.S. Department of State - Directorate of Defense Trade Controls (DDTC), and BATF-Implements of War (Cat VIII). The Aircraft including the associated spares package and support are subject to ITAR -INTERNATIONAL TRAFFIC IN ARMS REGULATIONS, AECA (Arms Export Control Act), Export Administration Regulations (EAR), U.S. Technology Transfer Regulations, and U.S. Import/Export Regulations, Third-Party-Transfer (TPT) approval. To the extent the obligations of the parties involve access to security information classified U.S. Government "Confidential" or higher, the provisions of applicable U.S. Government regulations shall apply. Accordingly, the Parties shall comply with all U.S. Laws and Regulations of the United States applicable to the contemplated property and articles. The End-Use of such contemplated property shall be for the utilization of U.S. Government Contracts which includes Research, Development, Testing and Evaluation (RDT&E) for military services and training support, commercial air services and space related activities.

2.3         Default and Termination: Termination of this Agreement may occur in the event of default that (i) either Party fails to comply with any applicable law or regulation, or misrepresent any material fact concerning or pertaining to this contemplated transaction; (ii) in the event the Parties do not execute a Definitive Agreement within the time period as set forth (including any extension); or (iii) on the mutual written agreement of the Parties. On any termination, this Agreement and all agreements written or verbally communicated will terminate in their entirety and the Parties will have no further obligation of the contemplated transaction.

2.4         Execution and Delivery: This Agreement may be executed and delivered in any number of original or electronic counterparts, each of which when executed and delivered shall be considered an original and all of which taken together shall constitute one and the same instrument.

2.5         Further Assurances: The parties herein shall execute and deliver such further documents and take such further action as may be necessary to effectuate the intent and purpose of this Agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date herein stated on the following page.

[ SIGNATORIES ON FOLLOWING PAGE ]

STARFIGHTERS INTERNATIONAL, INC.

/s/ Rick Svetkoff	Dated:	10-31-2024	Richard Svetkoff, President CEO
Per: Authorized Signatory			Printed Name and Representative Title

Notarization:

STATE OF FLORIDA )(

 )(

COUNTY OF _POLK_______ )(

BEFORE ME, the undersigned authority, personally appeared Richard Svetkoff who has provided Government issued I.D. as identification, who has executed the foregoing statement.

SUBSCRIBED AND SWORN to before me, this _31__ day of Oct.__, 2024.

/s/ Raquel Ortiz
_________________________________________
NOTARY PUBLIC - State of Florida

AEROVISION LLC.

/s/ Hunter Daniels	Dated:	10-31-2024	Hunter Daniels, CEO, Manager
Per: Authorized Signatory			Printed Name and Representative Title

Notarization:

STATE OF FLORIDA )(

 )(

COUNTY OF _POLK_______ )(

BEFORE ME, the undersigned authority, personally appeared Hunter Daniels who has provided Government issued I.D. as identification, who has executed the foregoing statement.

SUBSCRIBED AND SWORN to before me, this _31__ day of Oct.__, 2024.

/s/ Raquel Ortiz
_________________________________________
NOTARY PUBLIC - State of Florida

EXHIBIT A

PAYMENT BANK WIRE TRANSFER INSTRUCTIONS

MAKE PAYABLE TO:

WELLS FARGO BANK, N.A.

[****]

[****]

Tel: [****]

Branch Manager: [****]

ABA ROUTING#: [****]

Swift Code: [****]

Credit to:

AEROVISION LLC.

ACCOUNT#: [****]

ANNEX-PHASE 1

INITIAL DEPOSIT ADVANCE PAYMENT: $5,000,000.00 (FIVE MILLION DOLLARS)

- Credited towards the contemplated Aircraft Transactions

ANNEX-PHASE 2

Payment of five million dollars ($5,000,000.00) to account for eight (8) aircraft will be paid by December 15, 2024.

- Definitive Agreement

- Closing Documents

ANNEX-PHASE 3

Payment of five million dollars ($5,000,000.00) to account for four (4) aircraft will be paid by March 15, 2025.

- Definitive Agreement

- Closing Documents

ANNEX-PHASE 4

Payment of five million dollars ($5,000,000.00) to account for four (2) aircraft will be paid by April 15, 2025. Zero-G operations; (1) MD-83 with FAA Registration: N572AA, and; (1) DC-9 with FAA Registration: N932NA.

- Definitive Agreement

- Closing Documents